Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT AS OF SEPTEMBER 30, 2018*

Name	Jurisdiction of Organization
Traffix Communication Systems, Ltd. (Israel)	Israel
Versafe, Ltd.	Israel
F5 Networks Singapore Pte Ltd.	Singapore
F5 Networks Ltd.	United Kingdom
F5 Government Solutions LLC	Virginia, U.S.A.

* All other subsidiaries would not in the aggregate constitute a “significant subsidiary” as defined in Regulation S-X.